Exhibit D Possible Future Operations of MedFire

Possible Future Operations

MedFire plans to continue to develop, manufacture, and sell products and services it has created under MedFire Innovations or via its collaboratives with select organizations, groups, or other individuals. We also intend to be a profitable company and will try to achieve growth year over year for our company employees and shareholders by expanding future operations while continuously growing our primary target markets. As Company growth and revenues enable such expansion, MedFire also intends to develop a philanthropic arm of the Company. The following areas are on our intended roadmap for expansion: MedFire Labs and the MedFire Educational Center.

We envision future expansion of our company by expanding in various areas, while at the same time, staying focused on our primary target markets. As MedFire grows and increases revenues allowing for future expansion, MedFire intends to use some future proceeds to expand by developing both for profit divisions and increase our philanthropy. The following areas will be our intended roadmap for expansion: MedFire Labs, and the MedFire Educational Center.

MedFire Labs

The Company intends to move forward soon with an additional division – MedFire Labs. This division is being created to facilitate the need to provide supplements and other products to our target audiences, including resources for fitness and health. We will provide end-user customers with premium, lab-tested, supplements formulated specifically for the high-performance our customers need to stay in top physical condition, both physically and mentally. MedFire Labs supplements will be made in the USA in FDA Registered facilities. This division will provide our customers with top resources boasting the latest information on these topics.

MedFire Educational Center

MedFire envisions a world of possibility. We may use some of our future profits to develop and maintain a place for our younger generation to be creative, learn, develop, and ultimately, feel safe. The MedFire Center(s) can be this place. These centers would provide free, hands-on learning, lectures on life and business, creative collectives, and a safe place to spend time. The Centers could allow younger people opportunities for mentorship or other collaborations with professionals who have already established themselves in the sciences, medicine, nursing, fire and rescue, and in product development for these industries. The goal of MedFire Educational Center is to create a Center that achieves immediate and lasting change in the lives of those who attend, instilling confidence, supporting success, promoting kindness, and empowering a future ability to *pay it forward.*

Social Impact

MedFire was founded to impact communities through innovation. To further this impact and pay our success forward, we plan to u se some of our profits to help those who want to help other as defined in our Vision and Mission. We intend to use up to 10% of our annual net profits, as determined by our Board of Directors to be in the best interests of the Company, to provide funding to innovators with new ideas that would improve the safety and capabilities of those who work directly in the medical, public safety, and emergency service professions.

MedFire's funds will be strategically deployed to help build a healthy social enterprise ecosystem, with a penchant for self-sustaining, scalable entities beyond the traditional charitable model. These funds may take the form of loans, equity investments, grants, or other financial vehicles, as determined in the best interests of our Board of Directors. We are passionate about assisting those with great ideas that will make a real impact on our target industries, and we feel that there are some groups that are currently under-represented when it comes to making great ideas happen. In our commitments to economic empowerment and diversity and inclusion or creators in the product innovation space, we want to provide this funding to individuals and groups that may lack resources and opportunities to bring these ideas to light. We aim to empower a diverse population of young people; by supporting inventive minds of all backgrounds and ethnicities working in our target industries, we aim to bolster the work of those who may not otherwise have access to the tools, resources and expertise to further their inventions. By supporting new innovators, we hope to add yet another layer to the various ways in which MedFire improves access to the best products and services to help those who are in the business of helping others.